UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2025

LAUNCH ONE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42173	98-1781481
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

180 Grand Avenue, Suite 153 Oakland, CA	94612
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 692-9600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	LPAAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	LPAA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LPAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On June 25, 2025, Launch One Acquisition Corp., a Cayman Islands exempted company (“Launch One” or “SPAC”) issued a joint press release with Minovia Therapeutics Ltd., an Israeli company limited by shares (the “Company” or “Minovia”), announcing the execution of a Business Combination Agreement (the “Business Combination Agreement”), dated June 25, 2025, among Launch One, Minovia, Mito US One Ltd., a newly-formed Israeli company limited by shares (“Pubco”), and certain other parties named therein.

Pursuant to the Business Combination Agreement (a) a newly-formed Israeli company limited by shares that is a subsidiary of Pubco will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and in connection therewith and upon the effective time of the Company Merger (i) the shares of the Company issued and outstanding immediately prior to the effective time of the Company Merger will be cancelled in exchange for newly issued Pubco ordinary shares, (ii) outstanding in-the-money Company options will automatically vest and be cancelled in exchange for newly issued Pubco ordinary shares, (iii) outstanding Simple Agreement for Future Equity (SAFE) agreements of the Company will automatically be cancelled in exchange for newly issued Pubco ordinary shares, and (iv) all other Company convertible securities that have not been cancelled or converted prior to the effective time of the Company Merger will be terminated; (b) immediately after the consummation of the Company Merger, a to-be-formed Cayman Islands company limited by shares will merge with and into SPAC, with SPAC continuing as the surviving company (the “SPAC Merger” and, together with the Company Merger, the “Mergers”), and in connection therewith each issued and outstanding security of SPAC immediately prior to the effective time of the SPAC Merger shall no longer be outstanding and shall automatically be cancelled, and the holders thereof shall receive a substantially equivalent security of Pubco; and (c) as a result of such Mergers, SPAC and the Company each shall become wholly-owned subsidiaries of Pubco, and Pubco shall become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.

Pursuant to the Business Combination Agreement, Company equity holders (including holders of in-the-money options and SAFEs) will receive an amount of newly issued Pubco ordinary shares worth $180 million plus the amount of any financing made directly into the Company prior to the Closing, with each such Pubco ordinary share valued at the price per share paid to the SPAC’s public shareholders that redeem their SPAC shares in connection with the consummation of the Business Combination (the “Redemption Price”). In addition, Company equity holders will be eligible after the closing of the Business Combination to potentially receive additional Pubco ordinary shares worth $57.5 million in the aggregate (with each such Pubco ordinary share valued at the Redemption Price) as an earnout if a certain share price target or development milestone is met.

A copy of the press release relating to Launch One’s entry into the Business Combination Agreement is furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the business combination presentation (the “Presentation”) that will be used to discuss the transaction contemplated by the Business Combination Agreement.

The information in this Item 7.01, including each of Exhibits 99.1 and 99.2, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This Current Report on Form 8-K (“Form 8-K”) is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among Launch One, Pubco and the Company. Launch One intends to file an additional current report on Form 8-K on or before July 1, 2025, regarding the entry into the Business Combination Agreement.

In connection with the Proposed Business Combination, Pubco intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to Launch One shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Launch One as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Launch One and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Launch One, Pubco, Minovia, and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Launch One Acquisition Corp., 180 Grand Avenue, Suite 1530, Oakland CA, 94612, Attn: Jurgen van de Vyver, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LAUNCH ONE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Participants in the Solicitation

Launch One, Pubco, and the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Launch One’s shareholders in connection with the Proposed Business Combination. Launch One’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Launch One in Launch One’s Form 10-K, as amended, filed with the SEC on March 26, 2025, or its Form 10-Q, filed with the SEC on May 15, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Launch One’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Launch One intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Launch One’s or Minovia’s future financial or operating performance. For example, statements regarding the development and therapeutic benefits of Minovia’s Mitochondrial Augmentation Technology (“MAT”), the Proposed Business Combination, and the anticipated timing of the completion of the Proposed Business Combination are forward-looking statements. In some but not all cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of Launch One and Minovia are based on current expectations, estimates, forecasts, and projections about the development of MAT, the industry in which Minovia operates, as well as the beliefs and assumptions of Launch One’s management and Minovia’s management. These forward-looking statements are only predictions and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the final prospectus of Launch One relating to its initial public offering filed with the SEC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Launch One; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Launch One’s or Minovia’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, Minovia’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Launch One and Minovia therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Launch One and its management, Minovia and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Launch One’s or Minovia’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Proposed Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Launch One, Minovia, or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Proposed Business Combination due to the failure to obtain consents and approvals of the shareholders of Launch One, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of Minovia; (vi) Minovia’s ability to scale and grow its business, and the advantages and expected growth of Minovia; (vii) Minovia’s ability to source and retain talent, the cash position of Minovia following closing of the Proposed Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Proposed Business Combination; (ix) the risk that the Proposed Business Combination disrupts current plans and operations of Minovia as a result of the announcement and consummation of the Proposed Business Combination; (x) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Minovia to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Proposed Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that Minovia may be adversely affected by other economic, business and/or competitive factors; (xiv) Minovia’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by Launch One with the SEC. There may be additional risks that neither Launch One nor Minovia presently know or that Launch One and Minovia currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Launch One or Minovia speak only as of the date they are made. None of Launch One or Minovia undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated June 25, 2025
99.2	Presentation, dated June 25, 2025
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAUNCH ONE ACQUISITION CORP.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

Dated: June 25, 2025

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